SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/26/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
745,423

8. SHARED VOTING POWER
637,199

9. SOLE DISPOSITIVE POWER
745,423
_______________________________________________________

10. SHARED DISPOSITIVE POWER
637,199



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,382,622 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.64%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
745,423

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
745,423
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
745,423 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.74%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
745,423

8. SHARED VOTING POWER
637,199

9. SOLE DISPOSITIVE POWER
745,423
_______________________________________________________

10. SHARED DISPOSITIVE POWER
637,199



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,382,622 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.64%

___________________________________________________________



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
745,423

8. SHARED VOTING POWER
637,199

9. SOLE DISPOSITIVE POWER
745,423
_______________________________________________________

10. SHARED DISPOSITIVE POWER
637,199



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,382,622 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.64%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
745,423

8. SHARED VOTING POWER
637,199

9. SOLE DISPOSITIVE POWER
745,423
_______________________________________________________

10. SHARED DISPOSITIVE POWER
637,199



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,382,622 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.64%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13D filed June 8, 2016. Except as specifically set forth herein, the Schedule 13D remains unmodified.





ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on March 4, 2016, there were 12,996,610 shares of common stock outstanding as of December 31, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 26, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,382,622 shares of PHF (representing 10.64% of PHF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,382,622 shares of PHF include 745,423 shares (representing 5.74% of PHF's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,382,622 shares of PHF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 637,199 shares (representing 4.90% of PHF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 745,423 shares. Bulldog Investors, LLC has shared power to dispose of and vote 637,199 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PHF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of PHF were sold:

Date:		        Shares:		Price:
06/20/16		(5,100)		7.2110
06/21/16		(3,710)		7.1609
06/21/16		(16,730)	7.1577
06/22/16		(5,301)		7.1800
06/22/16		(9,300)		7.1697
06/23/16		(3,500)		7.1757
06/24/16		(100)		7.1100
06/29/16		(409)		7.1349
06/30/16		(700)		7.1400
07/01/16		(300)		7.1500
07/05/16		(2,218)		7.0809
07/07/16		(17,600)	7.1500
07/08/16		(11,824)	7.1800
07/11/16		(5,934)		7.2093
07/18/16		(4,100)		7.2200
07/19/16		(6,600)		7.2302
07/20/16		(900)		7.2500
07/21/16		(4,300)		7.2800
07/22/16		(12,110)	7.2800
07/25/16		(13,617)	7.2002
07/26/16		(10,217)	7.2000



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/27/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.